No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF January 2013

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On January  31, 2013, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal third quarter and the fiscal nine-month period ended December 31, 2012.

Exhibit 2:

On January 31, 2013, Honda Motor Co., Ltd (the “Company”) announced that the Company has resolved at a meeting of its board of directors, to request the cancellation of the listing of its Shares of Common Stock Y50 each (ISIN: JP3854600008) (the “Shares”) on the Official List of the UK Listing Authority and the cancellation of the admission to trading of its Shares on the Main Market of the London Stock Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Fumihiko Ike
Fumihiko Ike
Senior Managing Officer and Director
Chief Financial Officer
Honda Motor Co., Ltd.

Date: February 5, 2013

January 31, 2013

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL THIRD QUARTER AND

THE FISCAL NINE-MONTH PERIOD ENDED DECEMBER 31, 2012

Tokyo, January 31, 2013 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal third quarter and the fiscal nine-month period ended December 31, 2013.

Third Quarter Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal third quarter ended December 31, 2012 totaled JPY 77.4 billion (USD 894 million), an increase of 62.5% from the same period last year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the quarter amounted to JPY 42.97 (USD 0.50), an increase of JPY 16.52 (USD 0.19) from JPY 26.45 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,425.7 billion (USD 28,018 million), an increase of 24.9% from the same period last year, due primarily to increased revenue in automobile business operations, as production recovered from the impact of the Thai flood.

Consolidated operating income for the quarter amounted to JPY 131.9 billion (USD 1,524 million), an increase of 197.8% from the same period last year, due primarily to an increase in sales volume and model mix and cost reduction, despite increased SG&A expenses and R&D expenses.

Consolidated income before income taxes and equity in income of affiliates for the quarter totaled JPY 89.7 billion (USD 1,037 million), an increase of 53.5% from the same period last year.

Equity in income of affiliates amounted to JPY 21.4 billion (USD 247 million) for the quarter, a decrease of 6.5% from the corresponding period last year.

Business Segment

Motorcycle Business

For the three months ended December 31, 2011 and 2012

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Dec. 31, 2011	Three months ended Dec. 31, 2012	Change	%	Three months ended Dec. 31, 2011	Three months ended Dec. 31, 2012	Change	%
Motorcycle business	3,609	3,815	206	5.7	2,031	2,350	319	15.7
Japan	51	51	0	0.0	51	51	0	0.0
North America	48	62	14	29.2	48	62	14	29.2
Europe	31	29	- 2	- 6.5	31	29	- 2	- 6.5
Asia	2,983	3,225	242	8.1	1,405	1,760	355	25.3
Other Regions	496	448	- 48	- 9.7	496	448	- 48	- 9.7

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

With respect to Honda’s sales for the fiscal third quarter by business segment, in motorcycle business operation, revenue from sales to external customers increased 1.7%, to JPY 307.8 billion (USD 3,555 million) from the same period last year, due mainly to increase of the consolidated unit sales, despite of the unfavorable foreign currency translation effects. Operating income totaled JPY 22.8 billion (USD 263 million), a decrease of 11.8% from the same period last year, due primarily to the unfavorable foreign currency effects, despite an increase in cost reduction.

Automobile Business

For the three months ended December 31, 2011 and 2012

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Three months ended Dec. 31, 2011	Three months ended Dec. 31, 2012	Change	%	Three months ended Dec. 31, 2011	Three months ended Dec. 31, 2012	Change	%
Automobile business	783	986	203	25.9	622	841	219	35.2
Japan	136	138	2	1.5	134	135	1	0.7
North America	366	454	88	24.0	366	454	88	24.0
Europe	38	38	0	0.0	38	38	0	0.0
Asia	195	279	84	43.1	36	137	101	280.6
Other Regions	48	77	29	60.4	48	77	29	60.4

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles and are not included in consolidated net sales to the external customers in our automobile business. As a result, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our automobile business.

In automobile business operation, revenue from sales to external customers increased 32.0%, to JPY 1,915.5 billion (USD 22,125 million) from the same period last year due mainly to an increase in consolidated unit sales and favorable foreign currency translation effects. Operating income totaled JPY 70.9 billion (USD 819 million), an increase of JPY 87.9 billion (USD 1,016 million) from the same period last year, due primarily to an increase in sales volume and model mix and cost reduction, despite increased SG&A expenses.

Financial Services Business

Revenue from customers in the financial services business increased 8.4%, to JPY 135.3 billion (USD 1,563 million) from the same period last year due to increase of the revenue of operating lease and favorable foreign currency translation effects. Operating income increased 1.4% to JPY 38.1 billion (USD 440 million) from the same period last year due mainly to decrease of SG&A expenses and favorable currency effects, despite increase of expenses on lease residual values.

Power Product and Other Businesses

For the three months ended December 31, 2011 and 2012

	Unit (Thousands)
	Honda Group Unit Sales/Consolidated Unit Sales
	Three months ended Dec. 31, 2011	Three months ended Dec. 31, 2012
			Change	%
Power product business	1,021	1,195	174	17.0
Japan	68	63	- 5	- 7.4
North America	330	426	96	29.1
Europe	200	206	6	3.0
Asia	289	341	52	18.0
Other Regions	134	159	25	18.7

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the three months ended December 31, 2011 and for the three months ended December 31, 2012, since no affiliate accounted for under the equity method was involved in the sale of Honda power products.

Revenue from sales to external customers in power product and other businesses increased 4.7%, to JPY 67.0 billion (USD 775 million) from the same period last year, due mainly to increase in consolidated unit sales of power products and favorable foreign currency translation effects, despite of decreased revenue in other businesses. Operating income increased by JPY 2.2 billon (USD 26 million) to JPY 76 million (USD 1 million) from the same period last year due mainly to an increase in sales volume and model mix of power products.

Geographical Information

With respect to Honda’s sales for the fiscal third quarter by geographic segment, in Japan, revenue from domestic and export sales amounted to JPY 902.3 billion (USD 10,423 million), an increase of 4.5% from the same period last year due mainly to increased revenue in the automobile business operation. Operating income totaled JPY 40.7 billion (USD 470 million), an increase of JPY 81.9 billion (USD 947 million) from the same period last year due mainly to an increase in sales volume and model mix, despite increased R&D expenses.

In North America, revenue increased by 26.3%, to JPY 1,245.8 billion (USD 14,390 million) from the same period last year due mainly to increased revenue in the automobile business operation and favorable foreign currency translation effects. Operating income totaled JPY 70.8 billion (USD 819 million), a decrease of 5.3% from the same period last year due mainly to increased SG&A expenses, despite an increase in sales volume and model mix.

In Europe, revenue increased by 19.5%, to JPY 142.8 billion (USD 1,649 million) from the same period last year due to increased revenue in the automobile business operation and favorable foreign currency translation effects. Honda reported an operating loss of JPY 3.5 billion (USD 41 million), a JPY 0.2 billion (USD 3 million) improve from the same period last year mainly due to an increase in sales volume and model mix, despite increased SG&A expenses.

In Asia, revenue increased by 84.9%, to JPY 587.4 billion (USD 6,785 million) from the same period last year mainly due to increased revenue in the automobile and motorcycle business operations and favorable foreign currency translation effects. Operating income increased by 203.9%, to JPY 40.5 billion (USD 469 million) from the same period last year due mainly to an increase in sales volume and model mix and cost reduction, despite increased SG&A expenses.

In Other regions including South America, the Middle East, Africa and Oceania, revenue increased by 8.0%, to JPY 222.5 billion (USD 2,570 billion) from the same period last year mainly due to increased revenue in automobile business operation, despite decreased revenue in the motorcycle business operation and unfavorable foreign currency translation effects. Operating income totaled JPY 2.6 billion (USD 31 million), a decrease of 78.7% from the same period last year mainly due to unfavorable foreign currency effects.

Explanatory note

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 86.58=USD 1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on December 31, 2012.

Nine Months Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal nine months ended December 31, 2012 totaled JPY 291.3 billion, an increase of 108.3% from the same period last year. Basic net income attributable to Honda Motor Co., Ltd. per common share for the fiscal nine months amounted to JPY 161.68, an increase of JPY 84.06 from JPY 77.62 for the corresponding period last year.

Consolidated net sales and other operating revenue for the period amounted to JPY 7,132.9 billion, an increase of 28.7% from the same period last year, due primarily to increased revenue in automobile business operation as the production has recovered from the impacts of the Great East Japan Earthquake and Thai flood, despite unfavorable foreign currency translation effects.

Consolidated operating income for the period amounted to JPY 408.8 billion, an increase of 242.4% from the same period last year, due primarily to an increase in sales volume and model mix and cost reduction, despite increased SG&A expenses and R&D expenses and unfavorable foreign currency effects.

Consolidated income before income taxes and equity in income of affiliates for the period totaled JPY 390.8 billion, an increase of 137.8% from the same period last year.

Equity in income of affiliates amounted to JPY 69.6 billion for the period, an increase of 3.8% from the corresponding period last year.

Business Segment

Motorcycle Business

For the nine months ended December 31, 2011 and 2012

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Nine months ended Dec. 31, 2011	Nine months ended Dec. 31, 2012	Change	%	Nine months ended Dec. 31, 2011	Nine months ended Dec. 31, 2012	Change	%
Motorcycle business	10,897	11,532	635	5.8	6,167	7,020	853	13.8
Japan	166	167	1	0.6	166	167	1	0.6
North America	147	181	34	23.1	147	181	34	23.1
Europe	140	127	- 13	- 9.3	140	127	- 13	- 9.3
Asia	8,963	9,672	709	7.9	4,233	5,160	927	21.9
Other Regions	1,481	1,385	- 96	- 6.5	1,481	1,385	- 96	- 6.5

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

Honda Group Unit Sales and Consolidated Unit Sales of Motorcycle business for the three months ended September 30, 2012 is revised and resulted in a decrease of 73 thousand units. This revision is included in Honda Group Unit sales and Consolidated Unit Sales of Motorcycle business for the nine months ended December 31, 2012.

With respect to Honda’s sales for the fiscal nine months by business segment, in motorcycle business operation, revenue from sales to external customers decreased 2.6%, to JPY 964.1 billion from the same period last year, due mainly to unfavorable foreign currency translation effects, despite increased consolidated unit sales. Operating income totaled JPY 85.0 billion, a decrease of 22.5% from the same period last year, due primarily to unfavorable foreign currency effects, despite increase in cost reduction.

Automobile Business

For the nine months ended December 31, 2011 and 2012

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Nine months ended Dec. 31, 2011	Nine months ended Dec. 31, 2012	Change	%	Nine months ended Dec. 31, 2011	Nine months ended Dec. 31, 2012	Change	%
Automobile business	2,086	2,981	895	42.9	1,651	2,506	855	51.8
Japan	361	492	131	36.3	356	486	130	36.5
North America	860	1,308	448	52.1	860	1,308	448	52.1
Europe	113	121	8	7.1	113	121	8	7.1
Asia	601	842	241	40.1	171	373	202	118.1
Other Regions	151	218	67	44.4	151	218	67	44.4

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries are accounted for as operating leases in conformity with U.S. generally accepted accounting principles and are not included in consolidated net sales to the external customers in our automobile business. As a result, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our automobile business.

In automobile business operation, revenue from sales to external customers increased 40.7%, to JPY 5,572.2 billion from the same period last year due mainly to an increase in consolidated unit sales, despite unfavorable foreign currency translation effects. Operating income totaled JPY 208.7 billion, an increase of JPY 331.0 billion from the same period last year, due primarily to an increase in sales volume and model mix and cost reduction, despite increased SG&A expenses and R&D expenses.

Financial Services Business

Revenue from customers in the financial services business increased 2.6%, to JPY 397.0 billion from the same period last year due mainly to the increase of the revenue of operating lease and favorable foreign currency translation effects. Operating income decreased 12.5% to JPY 117.2 billion from the same period last year due mainly to increase of expenses on lease residual values.

Power Product and Other Businesses

For the nine months ended December 31, 2011 and 2012

	Unit (Thousands)
	Honda Group Unit Sales/Consolidated Unit Sales
	Nine months ended Dec. 31, 2011	Nine months ended Dec. 31, 2012	Change	%
Power product business	3,809	4,108	299	7.8
Japan	303	233	- 70	- 23.1
North America	1,344	1,620	276	20.5
Europe	707	592	- 115	- 16.3
Asia	1,078	1,224	146	13.5
Other Regions	377	439	62	16.4

Note: Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated net sales to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In power product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the nine months ended December 31, 2011 and for the nine months ended December 31, 2012, since no affiliate accounted for under the equity method was involved in the sale of Honda power products.

Revenue from sales to external customers in power product and other businesses decreased 2.5%, to JPY 199.5 billion from the same period last year, due mainly to decreased revenue in other businesses and unfavorable foreign currency translation effects, despite increase in consolidated unit sales of power products. Honda reported an operating loss of JPY 2.1 billion, a decrease of JPY 0.1 billion from the same period last year due mainly to increased SG&A expenses and R&D expenses.

Geographical Information

With respect to Honda’s sales for the fiscal nine months by geographic segment, in Japan, revenue from domestic and export sales amounted to JPY 2,834.1 billion, an increase of 23.6% from the same period last year due mainly to increased revenue in the automobile business operation. Operating income totaled JPY 131.7 billion, an increase of JPY 254.1 billion from the same period last year due mainly to an increase in sales volume and model mix and cost reduction, despite increased SG&A expenses and R&D expenses.

In North America, revenue increased by 39.8%, to JPY 3,515.3 billion from the same period last year due mainly to increased revenue in the automobile business operation. Operating income totaled JPY 179.8 billion, an increase of 27.5% from the same period last year due mainly to an increase in sales volume and model mix and cost reduction, despite increased SG&A expenses.

In Europe, revenue increased by 4.9%, to JPY 435.2 billion from the same period last year mainly due to increased revenue in the automobile business operation, despite unfavorable foreign currency translation effects. Honda reported an operating loss of JPY 19.9 billion, JPY 6.0 billion deterioration from the same period last year mainly due to increased SG&A expenses and unfavorable foreign currency effects, despite an increase in sales volume and model mix.

In Asia, revenue increased by 49.2%, to JPY 1,639.6 billion from the same period last year mainly due to increased revenue in the automobile and motorcycle business operations, despite unfavorable foreign currency translation effects. Operating income increased by 80.2%, to JPY 108.7 billion from the same period last year due mainly to an increase in sales volume and model mix and cost reduction, despite increased SG&A expenses and unfavorable foreign currency effects.

In Other regions including South America, the Middle East, Africa and Oceania, revenue decreased by 1.2%, to JPY 672.5 billion from the same period last year mainly due to decreased revenue in the motorcycle business operation and unfavorable foreign currency translation effects, despite increased revenue in the automobile business operations. Operating income totaled JPY 25.4 billion, a decrease of 50.4% from the same period last year mainly due to increased SG&A expenses and unfavorable foreign currency effects, despite an increase in sales volume and model mix.

Consolidated Statements of Balance Sheets for the Fiscal Nine Months Ended December 31, 2012

Total assets increased by JPY 737.7 billion, to JPY 12,518.4 billion from March 31, 2012, mainly due to an increase in fixed assets and inventory and foreign currency translation effects, despite a decrease in cash and cash equivalents. Total liabilities increased by JPY 425.8 billion, to JPY 7,678.2 billion from March 31, 2012, mainly due to increases in short-term debt and foreign currency translation effects, despite a decrease in trade accounts payable. Total equity increased by JPY 311.9 billion, to JPY 4,840.2 billion from March 31, 2012 due mainly to increased net income and currency translation effects.

Consolidated Statements of Cash Flow for the Fiscal Nine Months

Consolidated cash and cash equivalents on December 31, 2012 decreased by JPY 88.6 billion from March 31, 2012, to JPY 1,158.5 billion. The factors of the increases or decreases for each cash flow activity, when compared with the same period of the previous fiscal year, are as follows:

Cash flow from operating activities

Net cash provided by operating activities amounted to JPY 512.1 billion for the fiscal nine months ended December 31, 2012. Cash inflows from operating activities increased by JPY 4.2 billion compared with same period of the previous fiscal year due mainly to an increase in cash received from customers primarily led by increased unit sales in the automobile business, despite increased payments for parts and raw materials caused by an increase in automobile production.

Cash flow from investing activities

Net cash used in investing activities amounted to JPY 781.8 billion. Cash outflows from investing activities increased by JPY 324.2 billion compared with the same period of the previous fiscal year, due mainly to an increase in capital expenditures, acquisitions of finance subsidiaries-receivables and an increase in purchases of operating lease assets.

Cash flow from financing activities

Net cash provided by financing activities amounted to JPY 164.7 billion. Cash inflows from financing activities increased by JPY 259.7 billion compared with the same period of the previous fiscal year, due mainly to an increase in short-term debt, despite increase in cash outflow due to redemption of long-term debt.

Forecasts for the Fiscal Year Ending March 31, 2013

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2013, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2013

	Yen (billions)	Changes from FY 2012
Net sales and other operating revenue	9,800	+ 23.3%
Operating income	520	+ 124.8%
Income before income taxes and equity in income of affiliates	515	+ 100.1%
Net income attributable to Honda Motor Co., Ltd.	370	+ 75.0%

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	205.29

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be JPY 81 and JPY 105, respectively, for the full year ending March 31, 2013.

The reasons for the increases or decreases for forecasts of the operating income, and income before income taxes and equity in income of affiliates for the fiscal year ending March 31, 2013 from the corresponding period last year are as follows.

Yen (billions)
Revenue, model mix, etc., excluding currency effect	344.8
Cost reduction, the effect of raw material cost fluctuations, etc.	165.0
SG&A expenses, excluding currency effect	- 181.0
R&D expenses	- 35.2
Currency effect	- 5.0

Operating income compared with fiscal year 2012	288.6

Fair value of derivative instruments	- 2.0
Others	- 29.0

Income before income taxes and equity in income of affiliates compared with fiscal year 2012	257.5

Dividend per Share of Common Stock

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on January 31, 2013, resolved to make the quarterly dividend JPY 19 per share of common stock, the record date of which is December 31, 2012. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2013, is JPY 76 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.

Other Information

1. Accounting policies specifically applied for quarterly consolidated financial statements

(a) Income taxes

Honda computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes and equity in income of affiliates for the fiscal nine months ended December 31, 2012. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

2. Changes in accounting policy

(a) Adoption of New Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-05 “Presentation of Comprehensive Income”, which amends the FASB Accounting Standards Codification (ASC) 220 “Comprehensive Income”. This amendment requires reporting entities to report other comprehensive income as components of comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and is effective retrospectively.

In December 2011, the FASB issued ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05”, which defers the effective date of pending amendments to current accounting guidance prescribed in ASU 2011-05.

Honda adopted ASU 2011-05 as amended by ASU 2011-12, effective April 1, 2012, and discloses consolidated statements of comprehensive income as two separate but consecutive statements.

(b) Change in depreciation method

Previously, Honda used principally the declining-balance method for calculating the depreciation of property, plant and equipment. In recent years, because sales of global strategic product models are increasing, Honda has been enhancing its production systems and the versatility of production equipment to have better flexibility to meet changes in global customer demand. Further, Honda has resumed more normalized capital expenditures which Honda had previously held down due to financial crisis beginning in the fiscal year ended March 31, 2009. Effective April 1, 2012, Honda changed to the straight line method of depreciation because management believes it better reflects the future economic benefit from the usage of property, plant and equipment under this more flexible and versatile production arrangement. The effect of the change in depreciation method is recognized prospectively as a change in accounting estimate in accordance with the FASB Accounting Standards Codification (ASC) 250 “Accounting Changes and Error Corrections”.

As a result of the change in depreciation method, depreciation expense for the three months and nine months ended December 31, 2012 decreased by approximately JPY 14,425 million and JPY 37,142 million, respectively. Net income attributable to Honda Motor Co., Ltd. and Basic net income attributable to Honda Motor Co., Ltd. per common share for the three months and nine months ended December 31, 2012 increased by approximately JPY 9,151 million and JPY 5.08, JPY 23,641 million and JPY 13.12, respectively.

Consolidated Financial Summary

For the three months and nine months ended December 31, 2011 and 2012

Financial Highlights

	Yen (millions)
	Three months ended Dec. 31, 2011 Unaudited	Three months ended Dec. 31, 2012 Unaudited	Nine months ended Dec. 31, 2011 unaudited	Nine months ended Dec. 31, 2012 Unaudited
Net sales and other operating revenue	1,942,545	2,425,792	5,543,033	7,132,987
Operating income	44,298	131,941	119,388	408,821
Income before income taxes and equity in income of affiliates	58,492	89,777	164,346	390,817
Net income attributable to Honda Motor Co., Ltd.	47,662	77,441	139,888	291,397

	Yen
Basic net income attributable to Honda Motor Co., Ltd per common share	26.45	42.97	77.62	161.68

	U.S. Dollar (millions)
		Three months ended Dec. 31, 2012 Unaudited		Nine months ended Dec. 31, 2012 Unaudited
Net sales and other operating revenue		28,018		82,386
Operating income		1,524		4,722
Income before income taxes and equity in income of affiliates		1,037		4,514
Net income attributable to Honda Motor Co., Ltd.		894		3,366

	U.S. Dollar
Basic net income attributable to Honda Motor Co., Ltd per common share		0.50		1.87

[1] Consolidated Balance Sheets

	Yen (millions)
	Mar. 31, 2012 audited	Dec. 31, 2012 unaudited
Assets
Current assets:
Cash and cash equivalents	1,247,113	1,158,502
Trade accounts and notes receivable	812,155	796,114
Finance subsidiaries-receivables, net	1,081,721	1,151,573
Inventories	1,035,779	1,206,548
Deferred income taxes	188,755	205,925
Other current assets	373,563	343,678

Total current assets	4,739,086	4,862,340

Finance subsidiaries-receivables, net	2,364,393	2,574,713

Investments and advances:
Investments in and advances to affiliates	434,744	466,866
Other, including marketable equity securities	188,863	167,633

Total investments and advances	623,607	634,499

Property on operating leases:
Vehicles	1,773,375	2,041,866
Less accumulated depreciation	300,618	361,236

Net property on operating leases	1,472,757	1,680,630

Property, plant and equipment, at cost:
Land	488,265	498,523
Buildings	1,492,823	1,595,832
Machinery and equipment	3,300,727	3,526,414
Construction in progress	191,107	253,756

	5,472,922	5,874,525
Less accumulated depreciation and amortization	3,499,464	3,690,568

Net property, plant and equipment	1,973,458	2,183,957

Other assets	607,458	582,343

Total assets	11,780,759	12,518,482

[1] Consolidated Balance Sheets – continued

	Yen (millions)
	Mar. 31, 2012 audited	Dec. 31, 2012 unaudited
Liabilities and Equity
Current liabilities:
Short-term debt	964,848	1,248,535
Current portion of long-term debt	911,395	942,356
Trade payables:
Notes	26,499	30,917
Accounts	942,444	776,358
Accrued expenses	489,110	492,381
Income taxes payable	24,099	34,442
Other current liabilities	221,364	302,927

Total current liabilities	3,579,759	3,827,916

Long-term debt, excluding current portion	2,235,001	2,387,729
Other liabilities	1,437,709	1,462,631

Total liabilities	7,252,469	7,678,276

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,811,428,430 shares on Mar. 31, 2012 and Dec. 31, 2012	86,067	86,067
Capital surplus	172,529	171,117
Legal reserves	47,184	47,459
Retained earnings	5,769,029	5,964,630
Accumulated other comprehensive income (loss), net	(1,646,078)	(1,543,577)
Treasury stock, at cost 9,128,871 shares on Mar. 31, 2012 and 9,129,914 shares on Dec. 31, 2012	(26,117)	(26,120)

Total Honda Motor Co., Ltd. shareholders’ equity	4,402,614	4,699,576

Noncontrolling interests	125,676	140,630

Total equity	4,528,290	4,840,206

Commitments and contingent liabilities

Total liabilities and equity	11,780,759	12,518,482

[2] Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

For the three months ended December 31, 2011 and 2012

	Yen (millions)
	Three months ended Dec. 31, 2011 unaudited	Three months ended Dec. 31, 2012 unaudited
Net sales and other operating revenue	1,942,545	2,425,792
Operating costs and expenses:
Cost of sales	1,446,474	1,800,557
Selling, general and administrative	317,354	354,767
Research and development	134,419	138,527

	1,898,247	2,293,851

Operating income	44,298	131,941

Other income (expenses):
Interest income	8,775	5,561
Interest expense	(2,445)	(2,812)
Other, net	7,864	(44,913)

	14,194	(42,164)

Income before income taxes and equity in income of affiliates	58,492	89,777

Income tax expense:
Current	(904)	30,295
Deferred	34,151	(2,199)

	33,247	28,096

Income before equity in income of affiliates	25,245	61,681
Equity in income of affiliates	22,911	21,411

Net income	48,156	83,092
Less: Net income attributable to noncontrolling interests	494	5,651

Net income attributable to Honda Motor Co., Ltd.	47,662	77,441

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	26.45	42.97

Consolidated Statements of Comprehensive Income

For the three months ended December 31, 2011 and 2012

	Yen (millions)
	Three months ended Dec. 31, 2011 unaudited	Three months ended Dec. 31, 2012 unaudited
Net income	48,156	83,092
Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	(74,280)	256,312
Unrealized gains (losses) on available-for-sale securities, net	(963)	8,339
Unrealized gains (losses) on derivative instruments, net	(1)	(842)
Pension and other postretirement benefits	1,721	1,846

Other comprehensive income (loss), net of tax	(73,523)	265,655

Comprehensive income (loss)	(25,367)	348,747
Comprehensive income (loss) attributable to noncontrolling interests	507	(10,736)

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	(24,860)	338,011

Consolidated Statements of Income

For the nine months ended December 31, 2011 and 2012

	Yen (millions)
	Nine months ended Dec. 31, 2011 unaudited	Nine months ended Dec. 31, 2012 unaudited
Net sales and other operating revenue	5,543,033	7,132,987
Operating costs and expenses:
Cost of sales	4,141,925	5,294,606
Selling, general and administrative	909,418	1,024,922
Research and development	372,302	404,638

	5,423,645	6,724,166

Operating income	119,388	408,821

Other income (expenses):
Interest income	25,119	19,921
Interest expense	(7,509)	(8,943)
Other, net	27,348	(28,982)

	44,958	(18,004)

Income before income taxes and equity in income of affiliates	164,346	390,817

Income tax expense:
Current	57,346	104,081
Deferred	29,451	46,661

	86,797	150,742

Income before equity in income of affiliates	77,549	240,075
Equity in income of affiliates	67,111	69,640

Net income	144,660	309,715
Less: Net income attributable to noncontrolling interests	4,772	18,318

Net income attributable to Honda Motor Co., Ltd.	139,888	291,397

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	77.62	161.68

Consolidated Statements of Comprehensive Income

For the nine months ended December 31, 2011 and 2012

	Yen (millions)
	Nine months ended Dec. 31, 2011 unaudited	Nine months ended Dec. 31, 2012 unaudited
Net income	144,660	309,715
Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	(268,677)	104,013
Unrealized gains (losses) on available-for-sale securities, net	(6,274)	(3,889)
Unrealized gains (losses) on derivative instruments, net	201	(493)
Pension and other postretirement benefits	5,167	6,112

Other comprehensive income (loss), net of tax	(269,583)	105,743

Comprehensive income (loss)	(124,923)	415,458
Comprehensive income (loss) attributable to noncontrolling interests	1,439	(21,560)

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	(123,484)	393,898

[3] Consolidated Statements of Cash Flows

	Yen (millions)
	Nine months ended Dec. 31, 2011 unaudited	Nine months ended Dec. 31, 2012 unaudited
Cash flows from operating activities:
Net income	144,660	309,715
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	228,448	219,607
Depreciation of property on operating leases	154,054	182,193
Deferred income taxes	29,451	46,661
Equity in income of affiliates	(67,111)	(69,640)
Dividends from affiliates	47,261	36,053
Provision for credit and lease residual losses on finance subsidiaries-receivables	7,905	5,890
Impairment loss on investments in securities	501	—
Damaged and impairment loss on long-lived assets excluding property on operating leases	7,654	—
Impairment loss on property on operating leases	—	3,501
Loss (gain) on derivative instruments, net	(27,380)	29,941
Decrease (increase) in assets:
Trade accounts and notes receivable	123,712	45,104
Inventories	(45,264)	(143,483)
Other current assets	57,835	44,359
Other assets	(11,115)	(21,006)
Increase (decrease) in liabilities:
Trade accounts and notes payable	14,023	(162,593)
Accrued expenses	(58,769)	(12,676)
Income taxes payable	(8,027)	10,354
Other current liabilities	(28,872)	41,107
Other liabilities	(22,696)	(10,198)
Other, net	(38,309)	(42,709)

Net cash provided by operating activities	507,961	512,180

Cash flows from investing activities:
Increase in investments and advances	(18,363)	(15,031)
Decrease in investments and advances	10,458	15,786
Proceeds from sales of available-for-sale securities	—	682
Payments for purchases of held-to-maturity securities	(14,624)	(3,611)
Proceeds from redemptions of held-to-maturity securities	45,827	9,207
Capital expenditures	(240,522)	(440,479)
Proceeds from sales of property, plant and equipment	21,921	27,487
Proceeds from insurance recoveries for damaged property, plant and equipment	4,944	4,665
Acquisitions of finance subsidiaries-receivables	(1,360,598)	(1,438,155)
Collections of finance subsidiaries-receivables	1,319,250	1,344,809
Purchases of operating lease assets	(498,380)	(573,890)
Proceeds from sales of operating lease assets	272,504	286,709

Net cash used in investing activities	(457,583)	(781,821)

[3] Consolidated Statements of Cash Flows – continued

	Yen (millions)
	Nine months ended Dec. 31, 2011 unaudited	Nine months ended Dec. 31, 2012 unaudited
Cash flows from financing activities:
Increase in short-term debt, net	5,008	239,710
Proceeds from long-term debt	707,736	823,496
Repayment of long-term debt	(711,590)	(795,247)
Dividends paid	(81,103)	(95,521)
Dividends paid to noncontrolling interests	(15,060)	(6,045)
Purchases of treasury stock, net	(5)	(3)
Other, net	—	(1,614)

Net cash provided by (used in) financing activities	(95,014)	164,776

Effect of exchange rate changes on cash and cash equivalents	(91,669)	16,254

Net change in cash and cash equivalents	(136,305)	(88,611)

Cash and cash equivalents at beginning of the year	1,279,024	1,247,113

Cash and cash equivalents at end of the period	1,142,719	1,158,502

[4] Assumptions for Going Concern

None

[5] Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

[6] Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product & other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s organization for which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development, Manufacturing, Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development, Manufacturing, Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products, and Others

Power product & Other businesses	Power products and relevant parts, and others	Research & Development, Manufacturing, Sales and related services, and Others

1. Segment information based on products and services

(A) For the three months ended December 31, 2011

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	302,590	1,451,054	124,806	64,095	1,942,545	—	1,942,545
Intersegment	—	4,578	2,760	3,951	11,289	(11,289)	—

Total	302,590	1,455,632	127,566	68,046	1,953,834	(11,289)	1,942,545

Segment income (loss)	25,866	(16,997)	37,597	(2,168)	44,298	—	44,298

For the three months ended December 31, 2012

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	307,814	1,915,552	135,329	67,097	2,425,792	—	2,425,792
Intersegment	—	2,877	2,827	4,214	9,918	(9,918)	—

Total	307,814	1,918,429	138,156	71,311	2,435,710	(9,918)	2,425,792

Segment income (loss)	22,803	70,926	38,136	76	131,941	—	131,941

(B) As of and for the nine months ended December 31, 2011

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	990,287	3,961,018	387,127	204,601	5,543,033	—	5,543,033
Intersegment	—	10,587	8,231	9,516	28,334	(28,334)	—

Total	990,287	3,971,605	395,358	214,117	5,571,367	(28,334)	5,543,033

Segment income (loss)	109,733	(122,366)	134,043	(2,022)	119,388	—	119,388

Assets	965,325	4,448,203	5,290,548	292,342	10,996,418	(114,122)	10,882,296
Depreciation and amortization	29,914	190,295	155,165	7,128	382,502	—	382,502
Capital expenditures	39,447	203,771	500,553	6,012	749,783	—	749,783

As of and for the nine months ended December 31, 2012

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	964,178	5,572,275	397,008	199,526	7,132,987	—	7,132,987
Intersegment	—	10,709	8,344	9,032	28,085	(28,085)	—

Total	964,178	5,582,984	405,352	208,558	7,161,072	(28,085)	7,132,987

Segment income (loss)	85,005	208,724	117,250	(2,158)	408,821	—	408,821

Assets	980,204	5,324,222	6,197,252	294,750	12,796,428	(277,946)	12,518,482
Depreciation and amortization	23,779	188,868	183,151	6,002	401,800	—	401,800
Capital expenditures	42,650	358,004	574,903	9,864	985,421	—	985,421

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 371,004 million as of December 31, 2011 and JPY 250,392 million as of December 31, 2012 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include JPY 154,054 million for the nine months ended December 31, 2011 and JPY 182,193 million for the nine months ended December 31, 2012, respectively, of depreciation of property on operating leases.

4.	Capital expenditure of Financial Services Business includes JPY 498,380 million for the nine months ended December 31, 2011 and JPY 573,890 million for the nine months ended December 31, 2012 respectively, of purchase of operating lease assets.

5.	Previously, Honda used principally the declining-balance method for calculating the depreciation of property, plant and equipment. Effective April 1, 2012, Honda changed to the straight line method of depreciation. As a result of the change in depreciation method, depreciation expense for three months ended December 31, 2012 decreased by approximately JPY 1,772 million in Motorcycle Business, JPY 12,418 million in Automobile Business, JPY 16 million in Financial Services Business and JPY 219 million in Power Product & Other Businesses, respectively. Depreciation expense for nine months ended December 31, 2012 decreased by approximately JPY 4,623 million in Motorcycle Business, JPY 31,795 million in Automobile Business, JPY 52 million in Financial Services Business and JPY 672 million in Power Product & Other Businesses, respectively. It resulted in an increase of segment income. For further information, refer to “Other Information, 2. Changes in accounting policy, (b) Change in depreciation method”.

6.	For the three months ended December 31, 2011 and for the nine months and three months ended December 31, 2012, impact of the floods in Thailand is mainly included in Segment income (loss) of Automobile business. For further information, refer to “[7] Other, 3. Impact on the Company’s consolidated financial position or results of operations of the floods in Thailand”.

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information in order to provide financial statements users with useful information:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

(A) For the three months ended December 31, 2011

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	434,749	928,336	105,229	269,470	204,761	1,942,545	—	1,942,545
Transfers between geographic areas	428,450	57,956	14,233	48,210	1,373	550,222	(550,222)	—

Total	863,199	986,292	119,462	317,680	206,134	2,492,767	(550,222)	1,942,545

Operating income (loss)	(41,219)	74,865	(3,801)	13,350	12,525	55,720	(11,422)	44,298

For the three months ended December 31, 2012

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	408,108	1,196,301	113,077	490,606	217,700	2,425,792	—	2,425,792
Transfers between geographic areas	494,282	49,564	29,729	96,805	4,823	675,203	(675,203)	—

Total	902,390	1,245,865	142,806	587,411	222,523	3,100,995	(675,203)	2,425,792

Operating income (loss)	40,734	70,892	(3,582)	40,572	2,662	151,278	(19,337)	131,941

(B) As of and for the nine months ended December 31, 2011

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,188,657	2,366,920	370,471	945,363	671,622	5,543,033	—	5,543,033
Transfers between geographic areas	1,105,253	147,445	44,461	153,553	8,822	1,459,534	(1,459,534)	—

Total	2,293,910	2,514,365	414,932	1,098,916	680,444	7,002,567	(1,459,534)	5,543,033

Operating income (loss)	(122,422)	141,083	(13,934)	60,326	51,333	116,386	3,002	119,388

Assets	2,956,920	5,809,611	437,391	938,207	601,543	10,743,672	138,624	10,882,296
Long-lived assets	1,035,861	1,805,658	97,691	218,844	126,558	3,284,612	—	3,284,612

As of and for the nine months ended December 31, 2012

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,407,673	3,343,646	360,556	1,364,147	656,965	7,132,987	—	7,132,987
Transfers between geographic areas	1,426,461	171,692	74,700	275,535	15,572	1,963,960	(1,963,960)	—

Total	2,834,134	3,515,338	435,256	1,639,682	672,537	9,096,947	(1,963,960)	7,132,987

Operating income (loss)	131,759	179,858	(19,941)	108,726	25,481	425,883	(17,062)	408,821

Assets	3,150,323	6,909,128	578,799	1,335,433	630,408	12,604,091	(85,609)	12,518,482
Long-lived assets	1,099,664	2,265,033	117,260	353,154	125,222	3,960,333	—	3,960,333

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 371,004 million as of December 31, 2011 and JPY 250,392 million as of December 31, 2012 respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

4.	Previously, Honda used principally the declining-balance method for calculating the depreciation of property, plant and equipment. Effective April 1, 2012, Honda changed to the straight line method of depreciation. As a result of the change in depreciation method, depreciation expense for three months ended December 31, 2012 decreased by approximately JPY 11,654 million in Japan, JPY 1,837 million in North America, JPY 98 million in Europe and JPY 836 million in Asia, respectively. Depreciation expense for nine months ended December 31, 2012 decreased by approximately JPY 29,895 million in Japan, JPY 4,344 million in North America, JPY 893 million in Europe and JPY 2,010 million in Asia, respectively. It resulted in an increase of segment income. For further information, refer to “Other Information, 2. Changes in accounting policy, (b) Change in depreciation method”.

5.	For the three months ended December 31, 2011 and for the nine months and three months ended December 31, 2012, impact of the floods in Thailand is included in Operating income (loss) of Asia. For further information, refer to “[7] Other, 3. Impact on the Company’s consolidated financial position or results of operations of the floods in Thailand”.

[7] Other

1. Revisions of the prior year’s Consolidated Statements of Cash Flow

Revisions have been made to adjust overstatements in both acquisitions of finance subsidiaries-receivables and collections of finance subsidiaries-receivables in the consolidated statements of cash flows, that amounted to JPY 185,739 million for the fiscal nine months ended December 31, 2011.

The revisions have no impact on net cash used in investing activities.

2. Impairment loss on investments in affiliate

For the nine months ended December 31, 2012, Honda recognized impairment loss of JPY 7,273 million, net of tax, on certain investments in affiliates which have quoted market values because of other-than-temporary decline in fair value below their carrying values. The fair values of the investments were based on quoted market price. The impairment loss is included in equity in income of affiliates in the accompanying consolidated statement of income. For the three months ended December 31, 2012, Honda did not recognize any significant impairment losses.

3. Impact on the Company’s consolidated financial position or results of operations of the floods in Thailand

In October 2011, Thailand suffered from severe floods that caused damage to inventories, and machinery and equipment of certain consolidated subsidiaries and affiliates of the Company. Accordingly, production activities in plant facilities at Honda and its affiliates had been temporarily affected by the floods for the year ended March 31, 2012.

Honda recognized JPY 17,348 million of costs and expenses, of which JPY 9,387 million is included in cost of sales and JPY 7,961 million is included in selling, general and administrative expenses in the accompanying consolidated statement of income for the three months ended December 31, 2011. These costs and expenses mainly consist of loss on inventories of JPY 7,330 million which are included in cost of sales, and loss on damaged property, plant and equipment of JPY 7,654 million which is included in selling, general and administrative expenses. In addition, Honda recognized insurance recoveries of JPY 11,838 million which is included in selling, general and administrative expenses in the accompanying consolidated statement of income for the three months ended December 31, 2011.

For the three months and nine months ended December 31, 2012, Honda recognized insurance recoveries of JPY 506 million and JPY 6,777 million, respectively, which is included in selling, general and administrative expenses in the accompanying consolidated statement of income. Honda recognizes insurance recoveries in excess of the incurred losses when settlements with insurance companies are reached.

January 31, 2013

To:	Shareholders of Honda Motor Co., Ltd.

From:	HondaMotor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku,107-8556 Tokyo
Takanobu Ito
Presidentand Representative Director

Notice Regarding Application for Delisting of Shares from the London Stock Exchange

Tokyo, January 31, 2013, Honda Motor Co., Ltd (the “Company”) hereby announces that the Company has resolved at a meeting of its board of directors held today, to request the cancellation of the listing of its Shares of Common Stock Y50 each (ISIN: JP3854600008) (the “Shares”) on the Official List of the UK Listing Authority and the cancellation of the admission to trading of its Shares on the Main Market of the London Stock Exchange (the “LSE”).

Particulars

1.	Reasons for the Delisting

The Company has decided to apply to delist the Shares from the LSE due to the low trading volume of the Company at the LSE.

The Company does not anticipate that such delisting will adversely affect its shareholders or investors, since the Shares will continue to be listed on the Tokyo Stock Exchange, and the Osaka Securities Exchange Co., Ltd.

2.	Delisting Schedule

Application has been made to the UK Listing Authority for the Shares to be removed from the Official List and to the LSE for the Shares to be removed from trading. The cancellation of the listing and of trading in the Shares on the LSE is expected to be completed by the end of March 2013.